EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

Wind River Systems, E.C., S.A.R.L, a French corporation.
Wind River Systems GmbH, a German corporation.
Wind River Systems UK, Ltd., a United Kingdom corporation.
Wind River Systems Italia, S.r.l., an Italian corporation.
Wind River Systems K.K., a Japanese corporation, a majority
  (70%)-owned subsidiary.
Wind River Systems International, Inc., a U.S. corporation.